UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities
Exchange Act of 1934

Filed by the Registrant ☐	Filed by a Party other than the Registrant ☒

Check the appropriate box:
☒	Preliminary Proxy Statement
☐	Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
☐	Definitive Proxy Statement
☐	Definitive Additional Materials
☐	Soliciting Material Pursuant to §240.14a-12

CLST HOLDINGS, INC.
(Name of Registrant as Specified In Its Charter)

Timothy S. Durham Manoj Rajegowda Robert A. Kaiser

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

☒	No fee required.

☐	Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

	(1)	Title of each class of securities to which transaction applies: N/A
	(2)	Aggregate number of securities to which transaction applies: N/A
	(3)	Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule
0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):
N/A
	(4)	Proposed maximum aggregate value of transaction: N/A
	(5)	Total fee paid: N/A

☐	Fee paid previously with preliminary materials.

☐	Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing:

(1)	Amount previously paid: N/A
(2)	Form, Schedule or Registration Statement No.: N/A
(3)	Filing party: N/A
(4)	Date Filed: N/A

TIMOTHY S. DURHAM

July [__], 2007

Dear Fellow Stockholder:

Timothy S. Durham, together with his fellow participants in this solicitation (collectively, “Durham”), is a significant stockholder in CLST Holdings, Inc., (“CLST” or the “Company”). We write to you regarding the annual meeting of stockholders scheduled to be held on July 31, 2007, at 10:00 a.m. Dallas Time at the Hilton Dallas Lincoln Centre, 5410 LBJ Freeway, Dallas, Texas, 75240. Durham does not believe that the management’s nominees for election to the Board of Directors of CLST are the best persons to manage the Company in your best interests. Durham is therefore seeking your support at the annual meeting of stockholders for the following purposes:

1. To elect Durham's slate of nominees to CLST's Board of Directors, with Robert Kaiser as the Class I director for a term of one year, Manoj Rajegowda as the Class II director for a term of two years, and Timothy S. Durham as the Class III director for a term of three years; and in each case, until their successors are elected and qualified; and

2. To transact such other business as may properly come before the annual meeting or any adjournment or postponement thereof.

Durham urges you to carefully consider the information contained in the attached proxy statement and then support its efforts by voting your shares today by telephone or via the Internet as detailed in the enclosed GREEN proxy card, or by signing, dating and returning today the enclosed GREEN proxy card in the postage paid envelope provided. The attached proxy statement and GREEN proxy card are first being furnished to the stockholders on or about July [        ], 2007.

IF YOU HAVE ALREADY SENT A PROXY CARD FURNISHED BY CLST'S MANAGEMENT TO CLST, YOU HAVE EVERY RIGHT TO CHANGE YOUR VOTE BY SIGNING, DATING AND RETURNING THE ENCLOSED GREEN PROXY CARD OR BY FOLLOWING THE INSTRUCTIONS FOR TELEPHONE OR INTERNET VOTING DETAILED THEREON. ONLY YOUR LATEST DATED PROXY CARD COUNTS!

If you have any questions or require assistance voting your shares, please contact Morrow & Co., Inc., who is assisting us, at their address and phone number listed on the following page.

Thank you for your support,

/s/ Timothy S. Durham

ANNUAL MEETING OF STOCKHOLDERS
OF
CLST HOLDINGS INC.
—————————————
PROXY STATEMENT
OF
TIMOTHY S. DURHAM, MANOJ RAJEGOWDA AND ROBERT A. KAISER
—————————————
PLEASE VOTE YOUR SHARES TODAY BY TELEPHONE OR INTERNET, AS DESCRIBED IN THE
ENCLOSED GREEN PROXY CARD, OR BY SIGNING, DATING AND RETURNING THE GREEN PROXY
CARD IN THE POSTAGE PAID ENVELOPE PROVIDED.

Timothy S. Durham, together with his fellow participants in this solicitation (collectively, “Durham”), is a significant stockholder in CLST Holdings, Inc., (“CLST” or the “Company”). Durham is writing to you in connection with the election of three (3) nominees to the Board of Directors of CLST, at the annual meeting of stockholders scheduled to be held on July 31, 2007, at 10:00 a.m. Dallas Time at the Hilton Dallas Lincoln Centre, 5410 LBJ Freeway, Dallas, Texas, including any adjournments or postponements thereof and any meeting which may be called in lieu thereof (the "Annual Meeting"). This proxy statement (the "proxy statement") and the enclosed GREEN proxy card are first being furnished to stockholders on or about July [         ], 2007.

This proxy statement and the enclosed GREEN proxy card are being furnished to stockholders of CLST by Durham in connection with the solicitation of proxies from CLST's stockholders for the following proposals (the “Solicitation”):

1. To elect Durham's slate of nominees to CLST's Board of Directors, with Robert Kaiser as the Class I director for a term of one year, Manoj Rajegowda as the Class II director for a term of two years, and Timothy S. Durham as the Class III director for a term of three years; and in each case, until their successors are elected and qualified; and

2. To transact such other business as may properly come before the Annual Meeting or any adjournment or postponement thereof.

Timothy S. Durham, Manoj Rajegowda and Robert A. Kaiser are deemed participants in this Solicitation.

CLST has set the close of business on June 27, 2007 as the record date (the "record date") for determining stockholders entitled to notice of and to vote at the Annual Meeting. The mailing address of the principal executive offices of CLST is 601 S. Royal Lane, Coppell, Texas 75019. Stockholders of record at the close of business on the record date will be entitled to vote at the Annual Meeting.

According to CLST, as of the record date, there were [                  ] shares of Common Stock outstanding, $0.01 par value per share (the "Shares"), each Share entitled to one vote per share. As of the record date, Durham, along with all of the participants in this Solicitation, were the collective beneficial owners of an aggregate of [ ] Shares, which represent approximately [      ] % of the votes entitled to be cast at the Annual Meeting (based on CLST's proxy statement). The participants in this Solicitation intend to vote such Shares for the election of Durham's nominee directors.

Mr. Rajegowda does not beneficially own any Shares of the Company. While Mr. Rajegowda expects that MC Investment Partners, which beneficially owns 597,907 Shares and of which Mr. Rajegowda is an employee, will use its Shares to vote in favor of Durham’s nominee directors, he does not have the power to direct the vote of such Shares nor has he entered into any agreement with MC Investment Partners relating to the voting of its Shares.

THIS SOLICITATION IS BEING MADE BY DURHAM AND NOT ON BEHALF OF THE BOARD OF DIRECTORS OR MANAGEMENT OF CLST. DURHAM IS NOT AWARE OF ANY OTHER MATTERS TO BE BROUGHT BEFORE THE ANNUAL MEETING. SHOULD OTHER MATTERS, WHICH DURHAM IS NOT AWARE OF WITHIN A REASONABLE TIME BEFORE THIS SOLICITATION, BE BROUGHT BEFORE THE ANNUAL MEETING, THE PERSONS NAMED AS PROXIES IN THE ENCLOSED GREEN PROXY CARD WILL VOTE ON SUCH MATTERS IN THEIR DISCRETION.

DURHAM URGES YOU TO VOTE IN FAVOR OF THE ELECTION OF DURHAM'S NOMINEES EITHER BY TELEPHONE OR BY INTERNET AS DESCRIBED IN THE ENCLOSED GREEN PROXY CARD OR BY SIGNING, DATING AND RETURNING THE ENCLOSED GREEN PROXY CARD TODAY.

IF YOU HAVE ALREADY GIVEN A PROXY TO CLST'S MANAGEMENT, YOU MAY REVOKE THAT PROXY AND VOTE IN FAVOR OF DURHAM'S NOMINEES BY VOTING YOUR SHARES BY TELEPHONE OR BY INTERNET AS DESCRIBED IN THE ENCLOSED GREEN PROXY CARD OR BY SIGNING, DATING AND RETURNING THE ENCLOSED GREEN PROXY CARD. THE LATEST DATED PROXY IS THE ONLY ONE THAT COUNTS. ANY PROXY MAY BE REVOKED AT ANY TIME PRIOR TO THE ANNUAL MEETING BY AUTHORIZING A LATER PROXY BY TELEPHONE OR INTERNET OR BY DELIVERING A WRITTEN NOTICE OF REVOCATION OR A LATER DATED PROXY FOR THE ANNUAL MEETING TO DURHAM, C/O MORROW & CO., INC., 470 WEST AVENUE, STAMFORD, CT 06902, WHICH IS ASSISTING IN THIS SOLICITATION, OR TO THE SECRETARY OF CLST (WITH A COPY TO MORROW & CO., INC.) OR BY VOTING IN PERSON AT THE ANNUAL MEETING.

IMPORTANT
YOUR VOTE IS IMPORTANT, NO MATTER HOW MANY OR HOW FEW SHARES YOU OWN.

If you have already sent a proxy card furnished by CLST's management to CLST, you have every right to change your vote by signing, dating and returning the enclosed GREEN proxy card or by following the instructions for telephone or internet voting detailed thereon. Only your latest dated proxy card counts.

YOU MAY VOTE YOUR SHARES BY TELEPHONE OR INTERNET, AS DESCRIBED IN THE ENCLOSED GREEN PROXY CARD, OR BY SIGNING, DATING AND RETURNING TODAY THE ENCLOSED
GREEN PROXY CARD, MARKED FOR THE ELECTION OF DURHAM'S NOMINEES.

o If your Shares are registered in your own name, you may vote your Shares by following the instructions for Internet voting detailed on the enclosed GREEN proxy card, by calling the toll−free number contained therein, or by signing, dating and mailing the enclosed GREEN proxy card in the enclosed return envelope to Durham, c/o Morrow & Co., Inc., in the enclosed postage-paid envelope today.

o If any of your Shares are held in the name of a brokerage firm, bank, bank nominee or other institution on the record date, only it can vote such Shares and only upon receipt of your specific instructions. Accordingly, please provide your broker or bank with voting instructions to vote on your behalf the GREEN proxy card. In addition, if you hold your Shares in a brokerage or bank account, your broker or bank may allow you to provide your voting instructions by telephone or Internet. Please consult the materials you receive from your broker or bank prior to authorizing a proxy by telephone or Internet. Durham urges you to confirm your instructions in writing to the person responsible for your account and to provide a copy of such instructions to Durham, c/o Morrow & Co., Inc., who is assisting in this solicitation, at the address and telephone numbers set forth below, and on the back cover of this proxy statement, so that we may be aware of all instructions and can attempt to ensure that such instructions are followed.

If you have any questions, require assistance in voting your GREEN proxy card, or need additional copies of Durham’s proxy materials, please call
Morrow & Co., Inc. at the phone numbers listed below.

Morrow & Co., Inc.

470 West Avenue
Stamford, CT 06902
(203) 658-9400

Banks and Brokerage Firms, Please Call: (203) 658-9400
Stockholders Call Toll Free: (800) 607-0088

REASONS WHY DURHAM IS SEEKING TO ELECT
THE ENTIRE BOARD OF DIRECTORS OF CLST

Because the Company has not held an annual stockholder meeting to elect directors since November 5, 2004, Mr. Durham sent the Board of Directors a demand letter, seeking a meeting of stockholders in order to elect directors. Mr. Durham believed, and continues to believe, that the Board of Directors of the Company should consist entirely of persons nominated by stockholders having a significant investment in the Company as opposed to a Board of Directors which has not been subject to stockholder election for more than two years. Mr. Durham believes that a Board of Directors nominated by stockholders with significant investments in the Company will be more likely to manage the Company in the best interests of all of the stockholders. Following receipt of Mr. Durham’s letter, the Board of Directors announced its intention to hold a stockholder meeting by the end of June. However, despite this announcement, the Board of Directors did not file a proxy statement and did not take any other public steps to hold or even schedule a meeting to allow the stockholders to elect a Board of Directors. Therefore, Mr. Durham filed a lawsuit on May 25, 2007 in Delaware Chancery Court against CLST. Mr. Durham’s lawsuit sought an order pursuant to Section 211 of the Delaware General Corporation Law compelling the Company to hold an annual meeting of stockholders at which all seats on the Board of Directors shall stand for election.

The fact that the Company has not held an annual meeting in nearly three years has denied the Company’s stockholders their statutory right to elect the persons who are responsible for managing the Company for the sole and exclusive benefit of the stockholders. By not holding an annual meeting, the existing members of the Board of Directors were able to extend their control of the Company and its businesses past the times that their respective terms would otherwise have ended.

The Company is facing significant decisions in the near future, specifically with respect to implementing the plan of liquidation approved by the Company’s stockholders at the Special Meeting of stockholders held March 28, 2007. If elected, the Durham nominees intend to follow the plan of liquidation approved by the stockholders but expect to review both the manner in which the current Board of Directors has conducted the business of the Company and also the implementation of the plan to determine the most effective way to maximize stockholder value. Among other matters, the Durham nominees expect to review the appropriateness of the current Board of Directors’ decision to delay the payment of a $1.00 dividend to stockholders until the resolution of an outstanding investigation. The Durham nominees have a larger investment in the Company than the current Board of Directors and may have a greater motivation in returning value to stockholders.

PROPOSAL NO. 1
ELECTION OF DIRECTORS

The Durham Nominees

Durham believes that it has nominated a slate of highly qualified nominees who are well suited to represent the Company’s stockholders. The three nominees proposed by Durham are as follows: Timothy S. Durham, Manoj Rajegowda and Robert A. Kaiser. Each nominee has consented to being named in this proxy statement and to serve if elected.

Mr. Durham, 44, is the Chairman and Chief Executive Officer of Obsidian Enterprises, Inc. and Chairman of Fair Holdings, Inc. and has held such positions for more than five years. Mr. Durham also serves as a director of National Lampoon, Inc. and has done so since 2002.

Mr. Rajegowda, 26, is a Senior Analyst at MC Investment Partners, a private equity/hedge fund firm, and has held such position since September 2006. Prior to working for MC Investment Partners, Mr. Rajegowda worked as a contract consultant for Global Environment Fund, a private equity fund, from June 2006 to August 2006 and as an Analyst at Bear, Stearns & Co., an investment banking firm, from June 2004 to December 2005. Prior to working for Bear, Stearns & Co., Mr. Rajegowda received an B.A. from Princeton University in 2002 and a masters in bioscience from Keck Graduate Institute in 2004.

Mr. Kaiser, 53, has served as a director of the Company since May 2, 2005 and also served as Chairman of the Board of Directors of the Company from May 2, 2005 until his resignation on April 17, 2007. Mr. Kaiser also served as Senior Vice President and Chief Financial Officer of the Company from December 21, 2001 until October 2, 2003, when the Board of Directors named him President and Chief Operating Officer of the Company, which he served as until March 30, 2007, when he resigned in connection with the completion of the sale of substantially all of the Company’s assets. Mr. Kaiser was also promoted to Chief Executive Officer on May 1, 2004, with which he served consecutively as President and Chief Operating Officer until March 30, 2007.

Additional Information About The Nominees

There can be no assurance that the election of our nominees will improve the Company's business or otherwise enhance stockholder value. Your vote to elect the nominees will have the legal effect of replacing CLST's three (3) incumbent directors with our nominees.

Other than as stated herein, the nominees will not receive any compensation from Durham for their services as directors of CLST, nor are there any arrangements or understandings between Durham and any of the nominees or any other person or persons pursuant to which the nomination described herein is to be made, other than the consent by each of the nominees to be named in this proxy statement and to serve as a director of CLST if elected as such at the Annual Meeting. Except as otherwise provided herein, none of the nominees is a party adverse to CLST or any of its subsidiaries or has a material interest adverse to CLST or any of its subsidiaries in any material pending legal proceedings.

Durham does not expect that the nominees will be unable to stand for election, but, in the event that such persons are unable to serve or for good cause will not serve, the Shares represented by the enclosed GREEN proxy card will be voted for substitute nominees. In addition, Durham reserves the right to nominate substitute persons if CLST makes or announces any changes to its bylaws or takes or announces any other action that has, or if consummated would have, the effect of disqualifying the nominees. In any such case, Shares represented by the enclosed GREEN proxy card will be voted for such substitute nominees. Durham reserves the right to nominate additional persons if CLST further increases the size of its Board of Directors above its existing size, increases the number of directors whose terms expire at the Annual Meeting or calls a meeting to fill any vacancies on CLST's Board of Directors. Additional nominations made pursuant to the preceding sentence are without prejudice to the position of Durham that any attempt to increase the size of CLST's Board of Directors or to reconstitute or reconfigure the classes on which the current directors serve constitutes an unlawful manipulation of CLST's corporate machinery.

YOU ARE URGED TO VOTE FOR THE ELECTION OF DURHAM'S NOMINEES ON
THE ENCLOSED GREEN PROXY CARD.

VOTING AND PROXY PROCEDURES

Only stockholders of record on the record date will be entitled to notice of and to vote at the Annual Meeting. Each Share is entitled to one vote. Stockholders who sell Shares before the record date (or acquire them without voting rights after the record date) may not vote such Shares. Stockholders of record on the record date will retain their voting rights in connection with the Annual Meeting even if they sell such Shares after the record date.

Stockholders, including those who expect to attend the Annual Meeting, are urged to vote their Shares today by following the instructions for Internet voting detailed on the enclosed GREEN proxy card, by calling the toll−free number contained therein, or by signing, dating and mailing the enclosed GREEN proxy card in the enclosed return envelope Durham, c/o Morrow & Co., Inc., 470 West Avenue, Stamford, CT 06902, in the enclosed postage-paid envelope. Authorized proxies will be voted at the Annual Meeting as marked and, in the absence of specific instructions, will be voted FOR the election of Durham's nominees and in the discretion of the person named as proxy on all other matters as may properly come before the Annual Meeting.

We are asking you to vote FOR the election of Durham's nominees. The enclosed GREEN proxy card may only be voted for our nominees and does not confer voting power with respect to the Company's nominees. Stockholders should refer to the Company's proxy statement for the names, backgrounds, qualifications and other information concerning the Company's nominees. The participants in this Solicitation intend to vote all of their Shares for the election of Durham's nominees and will not vote their Shares in favor of any of CLST's director nominees.

QUORUM

The presence at the Annual Meeting, in person or by proxy, of the holders of at least a majority of the outstanding shares of common stock as of the record date is necessary to constitute a quorum for the conduct of business at the Annual Meeting.  Each share of common stock represented at the Annual Meeting in person or by proxy will be counted toward a quorum.  If a quorum is not present, then, in accordance with the bylaws of the Company, proxies will be used to vote for adjournment.  Each share of common stock is entitled to one vote with respect to all matters presented for stockholder vote at the Annual Meeting.

VOTES REQUIRED FOR APPROVAL—ELECTION OF DIRECTORS.

As stated in CLST's proxy statement, if a quorum is present at the Annual Meeting, nominees receiving the affirmative vote of the holders of a plurality of CLST's outstanding Shares voting together will be elected as directors of the Company.

ABSTENTIONS

According to CLST's proxy statement, stockholders may vote for or withhold voting for any or all nominees for the Board of Directors. Votes that are withheld will be counted toward the determination of whether a quorum exists, but will not be counted either for or against the election of the nominees and, therefore, will not affect the outcome of the election of directors. “Broker non-votes” (i.e., shares held by brokers or nominees as to which the brokers have no discretionary power to vote on a particular matter and have received no instructions from the persons entitled to vote such shares), if any, will be counted as present for purposes of determining the presence of a quorum.  However, for purposes of determining the outcome of any matter as to which the broker has indicated on the Proxy or otherwise advised the Company that it does not have discretionary voting authority, those shares will be treated as not entitled to vote with respect to that matter.

REVOCATION OF PROXIES

Stockholders of CLST may revoke their proxies at any time prior to exercise by attending the Annual Meeting and voting in person (although attendance at the Annual Meeting will not in and of itself constitute revocation of a proxy), by delivering a later-dated proxy by Internet, by telephone or by mail, or by delivering a written notice of revocation. The delivery of a later-dated proxy that is properly completed will constitute a revocation of any earlier proxy. The revocation may be delivered either to Durham in care of Morrow & Co. at the address set forth on the back cover of this proxy statement or to CLST Holdings, Inc., at 601 S. Royal Lane, Coppell, Texas 75019, or any other address provided by CLST. Although a revocation is effective if delivered to CLST, Durham requests that either the original or photostatic copies of all revocations be mailed to Durham in care of Morrow & Co. at the address set forth on the back cover of this proxy statement so that Durham will be aware of all revocations and can more accurately determine if and when proxies have been received from the holders of record on the record date of a majority of the outstanding Shares. Additionally, Morrow & Co. may use this information to contact stockholders who have revoked their proxies in order to solicit later-dated proxies for the election of the nominees and approval of other proposals described herein.

IF YOU WISH TO VOTE FOR THE ELECTION OF THE NOMINEES TO CLST'S BOARD OF DIRECTORS, PLEASE VOTE YOUR SHARES BY TELEPHONE OR INTERNET, AS DESCRIBED IN THE ENCLOSED GREEN PROXY CARD, OR BY SIGNING, DATING AND RETURNING PROMPTLY THE ENCLOSED GREEN PROXY CARD, IN THE POSTAGE−PAID ENVELOPE PROVIDED.

SOLICITATION OF PROXIES; EXPENSES

The solicitation of proxies pursuant to this proxy statement is being made by Durham. Proxies may be solicited by mail, facsimile, telephone, Internet, in person and by advertisements.

Mr. Durham has entered into an agreement with Morrow & Co., Inc. for solicitation and advisory services in connection with this solicitation, for which they will provide us with proxy solicitation services.

The entire expense of soliciting proxies is being borne by Mr. Durham. Because Mr. Durham believes that CLST's stockholders will benefit from the Solicitation, Mr. Durham intends to seek reimbursement from CLST, to the fullest extent permitted by law, of all expenses it incurs in connection with the Solicitation and the filing of the Delaware lawsuit. If necessary, Mr. Durham will ask CLST to submit an application in this regard to, and obtain an order or a no-action letter from, the Securities and Exchange Commission. Mr. Durham does not intend to submit the question of such reimbursement to a vote of security holders of CLST unless otherwise required by law. Costs of this Solicitation are currently estimated to be approximately $150,000. Mr. Durham estimates that through the date hereof, the expenses in connection with this Solicitation are approximately $60,500.

EXECUTIVE COMPENSATION

Summary Compensation Table.

The following table sets forth certain information regarding compensation paid to Mr. Kaiser, for each of the Company’s last three fiscal years.

					Long Term
					Compensation			Securities
		Annual			Awards	Restricted		Underlying
Name and		Compensation			Other Annual	Stock		Options/		All Other
Principal Position	Year	Salary		Bonus*	Compensation	Awards(1)		SARs		Compensation		Total
		($)		($)	($)	($)				($)		($)
Robert A. Kaiser (8)(9)	2006	650,000		390,000	—	657,000	(1)(2)	—		22,661	(3)	1,719,661
Chairman and Chief	2005	591,987	(4)(5)	262,500	—	328,078	(1)	142,025	(6)	24,632	(3)(7)
Executive Officer	2004	450,000		180,000	—	—		5,000		15,953	(3)

(*)	Bonus information includes payments earned in the stated fiscal year but actually paid in the subsequent fiscal year.

(1)	On March 30, 2007, the Restricted Stock Awards vested in connection with the sale of substantially all the assets of the Company on March 30, 2007.

(2)	The value of Mr. Kaiser’s unvested aggregate restricted stock at November 30, 2006, was $851,497.

(3)	Consists of insurance premiums paid by the Company and Company matching contributions to Mr. Kaiser’s 401(k) plan.

(4)
Mr. Kaiser was named Chairman of the Board on May 2, 2005 and assumed responsibility for the Company’s China operations that were previously the responsibility of the Executive Chairman of the Company.  In addition, on May 2, 2005, pursuant to an amendment to his employment agreement, his salary was increased to $650,000.

(5)
Includes amounts paid in December 2004 in connection with a one-time Company buyback of up to 80 hours of unused Personal Time Off (PTO) accrued through November 30, 2004, at 50% of Mr. Kaiser’s normal hourly rate.

(6)
On May 2, 2005, Mr. Kaiser was granted 142,025 stock appreciation rights in tandem with the grant of the same number of shares of restricted stock.  Pursuant to the terms of Mr. Kaiser’s restricted stock award agreement, the stock appreciation rights expired on December 31, 2005.

(7)	Includes expense reimbursement of $10,000 for legal fees related to estate planning.

(8)
Mr. Kaiser served as President and Chief Executive Officer until March 30, 2007, when he resigned in connection with the completion of the sale of substantially all of the Company’s assets.  Mr. Kaiser served as Chairman of the Board of Directors until April 17, 2007.

(9)	Information in this table is provided in reliance on the Company’s preliminary proxy statement filed on June 11, 2007.

Outstanding Equity Awards for Fiscal Year End November 30, 2006.

The following table provides information concerning unexercised options, stock that has not vested and equity incentive plan awards for Mr. Kaiser as of November 30, 2006.

	Option Awards							Stock Awards
Equity
												Equity	Incentive
												Incentive	Plan
					Equity							Plan	Awards:
					Incentive							Awards:	Market or
					Plan							Number of	Payout
					Awards:					Market		Unearned	Value of
	Number of		Number of		Number of			Number of		Value of		Shares,	Unearned
	Securities		Securities		Securities			Share or		Shares or		Units or	Shares,
	Underlying		Underlying		Underlying			Units of		Units of		Other	Units or Other
	Unexercised		Unexercised		Unexercised	Option	Option	Stock That		Stock That		Rights That	Rights That
	Options (#)		Options (#)		Unearned	Exercise	Expiration	Have Not		Have Not		Have Not	Have Not
Name	Exercisable		Unexercisable		Options (#)	Price ($)	Date	Vested (#)		Vested ($)		Vested (#)	Vested ($)

Robert A. Kaiser	80,000	(1)	—		—	$4.60	12/11/2011	94,684	(4)	$329,500	(5)	—	—
	37,500	(2)	12,500	(2)	—	$5.45	1/21/2013	150,000	(6)	522,000	(5)	—	—
	5,000	(3)	—		—	$11.90	2/22/2014	—		—		—	—

(1)	The right to exercise 20,000 shares vested each of December 11, 2002, December 11, 2003, December 11, 2004 and December 11, 2005.

(2)	The right to exercise 12,500 shares vested each of January 21, 2004, January 21, 2005 and January 21, 2006. The right to exercise an additional 12,500 shares vested January 21, 2007.

(3)	The right to exercise 1,250 and 3,750 shares vested on February 23, 2005 and February 23, 2006, respectively.

(4)
On May 2, 2005, Mr. Kaiser was granted 142,025 stock appreciation rights in tandem with the grant of the same number of shares of restricted stock.  Pursuant to the terms of Mr. Kaiser’s restricted stock award agreement, the stock appreciation rights expired on December 31, 2005. One third of the shares vested on May 1, 2006. On March 30, 2007, the balance of the restricted stock awards vested in connection with the sale of substantially all the assets of the Company on March 30, 2007.

(5)	The closing price for the Common Stock as reported by the Nasdaq Stock Market on November 30, 2006, the last trading day of fiscal 2006, was $3.48.

(6)	50,000 shares vested on March 6, 2007, and the balance vested on March 30, 2007 in connection with the sale of substantially all of the assets of the Company.

Option Exercises and Stock Vested During 2006 Fiscal Year.

During the fiscal year ended November 30, 2006, Mr. Kaiser did not exercise any options or stock appreciation rights nor did he receive any shares from the vesting of stock awards.

Compensation of Directors.

No options were granted to directors in fiscal 2006. Directors who are also employees of the Company receive no additional compensation for serving as directors.  Mr. Kaiser was both an executive officer and a director in fiscal 2006. All directors of the Company are entitled to reimbursement of their reasonable out-of-pocket expenses in connection with their travel to, and attendance at, meetings of the Board of Directors or committees thereof.  According to CLST’s proxy statement, there were no other arrangements pursuant to which any director was compensated for any service provided as a director during fiscal 2006, other than as provided in such proxy statement with respect to non-employee directors.

Employment Contracts and Termination of Employment and Change in Control Arrangements.

The Company maintained an employment agreement with Mr. Kaiser (an “Agreement”).  Mr. Kaiser’s Agreement was terminated on March 30, 2007. Mr. Kaiser resigned from his respective position with the Company in connection with the completion of the sale of substantially all of the Company’s assets on March 30, 2007.  In connection with the resignation, the Company paid Mr. Kaiser, $3,620,000.

Chief Executive Officer’s Fiscal 2006 Compensation.

Mr. Kaiser was appointed Chief Executive Officer of the Company in May 2004.  Mr. Kaiser’s Employment Agreement was amended effective May 2, 2005, at which time his salary was increased from $450,000 to $650,000, and Mr. Kaiser assumed responsibility for the Company’s operations in the Asia-Pacific Region.  In addition, for fiscal 2006, Mr. Kaiser was awarded a bonus of $390,000 based on the achievement of certain criteria, including the achievement of certain financial goals, the successful implementation of business and strategic objectives, and the successful completion of the 2006 audit.  70% of Mr. Kaiser’s bonus would be based on the achievement of certain financial goals, specifically 35% of Mr. Kaiser’s bonus would be earned for achievement of profit after tax of $2.3 million, 17.5% if cash flow from operations was $3.5 million or greater,  and 17.5% for a return on capital employed in an amount to be determined.  24% of Mr. Kaiser’s bonus would be based on new business and company strategy, including 6% to retain or replace the lock/line business, 6% to expand the Company’s business with LG Electronics, a manufacturer of cellular telephones, by 15%, 6% for obtaining additional mobile virtual network operators as customers of the Company, and 6% for securing a Motorola distribution agreement in Latin America and the United States.  The final six percent 6% of Mr. Kaiser’s bonus would be based upon no material weakness from the 2006 audit. Also for fiscal year 2006, Mr. Kaiser received Restricted Stock Awards which vested on March 30, 2007, in connection with the sale of substantially all the assets of the Company on March 30, 2007. See “Summary Compensation Table” above for more information.

OTHER PARTICIPANT INFORMATION

The following are deemed to be “participants” in this proxy solicitation as such term is defined under Regulation 14A of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”).

Mr. Durham is a citizen of the United States and his principal address is 111 Monument Circle, Suite 4800, Indianapolis, Indiana 46204. Mr. Durham serves as the Chairman and Chief Executive Officer of Obsidian Enterprises, Inc., a holding company that typically invests in manufacturing and transportation companies, and as Chairman of Fair Holdings, Inc., a financial services company. The address of the principal offices of Obsidian Enterprises, Inc. and Fair Holdings, Inc. is 111 Monument Circle, Suite 4800, Indianapolis, Indiana 46204. As of the date hereof, Mr. Durham beneficially owns 733,401 Shares. Mr. Durham is party to a Joint Filing Agreement with respect to the Company’s Shares with Patrick O'Donnell, Henri B. Najem, Jr., Anthony P. Schlichte, David Tornek, Neil E. Lucas, Terry G. Whitesell, and Jonathan B. Swain, entered into March 3, 2006, whereby each of the parties agrees and consents to the filing of a single Schedule 13D and any and all future amendments thereto with the Securities and Exchange Commission on behalf of the parties in connection with their beneficial ownership of securities of the Company. For information regarding the purchases and sales of securities of CLST common stock by Mr. Durham during the past two years, see Schedule I.

Mr. Rajegowda is a citizen of the United States and his principal address is 1050 Island Ave., Unit 618, San Diego, CA 92101. Mr. Rajegowda serves as a Senior Analyst at MC Investment Partners. The address of the principal offices of MC Investment Partners is 12625 High Bluff Drive, Suite 110G, San Diego, CA 92130. As of the date hereof, Mr. Rajegowda does not beneficially own any Shares of the Company. MC Investment Partners beneficially owns 597,907 Shares. Mr. Rajegowda expects that MC Investment Partners will use its Shares to vote in favor of him, but he does not have the power to direct the vote of such Shares nor has he entered into any agreement with MC Investment Partners relating to the voting of its Shares.

Mr. Kaiser is a citizen of the United States and his principal address is 601 S. Royal Lane, Coppell, Texas 75019. Mr. Kaiser recently resigned as an officer of the Company on March 30, 2007 but remains a director of the Company. As of the date hereof, Mr. Kaiser beneficially owns 332,398 Shares, which includes 36,901 Shares held by Higher Ground Investments, L.P., a family partnership controlled by Mr. Kaiser and his wife, as well as options exercisable within sixty days (60) to purchase 135,000 Shares. For information regarding the purchases and sales of securities of CLST common stock by Mr. Kaiser during the past two years, see Schedule I.

Except as set forth in this proxy statement (including Schedules I and II hereto):

(i)	during the past 10 years, no participant in this Solicitation has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors);

(ii)	no participant in this Solicitation directly or indirectly beneficially owns any securities of CLST;

(iii)	no participant in this Solicitation owns any securities of CLST which are owned of record but not beneficially;

(iv)	no participant in this Solicitation has purchased or sold any securities of CLST during the past two years;

(v)
no part of the purchase price or market value of the securities of CLST purchased or sold within the past two years by any participant in this Solicitation is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities, except Mr. Durham holds his Shares in accounts subject to customary margin agreements;

(vi)
no participant in this Solicitation is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of CLST, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies;

(vii)	no associate of any participant in this Solicitation owns beneficially, directly or indirectly, any securities of CLST;

(viii)	no participant in this Solicitation owns beneficially, directly or indirectly, any securities of any parent or subsidiary of CLST;

(ix)
no participant in this Solicitation or any of his associates had a direct or indirect material interest in any transaction, or series of similar transactions, since the beginning of CLST’s last fiscal year, or had a direct or indirect material interest in any currently proposed transaction, or series of similar transactions, to which CLST or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000;

(x)
no participant in this Solicitation or any of his/its associates has any arrangement or understanding with any person with respect to any future employment by CLST or its affiliates, or with respect to any future transactions to which CLST or any of its affiliates will or may be a party; and

(xi)
no person, including the participants in this Solicitation, who is a party to an arrangement or understanding pursuant to which the nominees are proposed to be elected, has a substantial interest, direct or indirect, by security holdings or otherwise in any matter to be acted on at the Annual Meeting.

Schedule I attached hereto sets forth, as to each participant, all purchases and sales of securities of CLST effected during the past two years.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company’s executive officers, directors, and persons who beneficially own more than 10% of a registered class of the Company’s equity securities to file with the SEC initial reports of ownership and reports of changes in ownership of the Company’s Common Stock and other equity securities of the Company.  Such persons are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms that they file.

Based solely on the Company’s review of such forms furnished to the Company, Mr. Kaiser did not timely file one Form 4 with respect to the withholding of shares to satisfy tax liability incurred upon the vesting of his restricted stock on May 2, 2006.

OTHER MATTERS AND ADDITIONAL INFORMATION

Durham is unaware of any other matters to be considered at the Annual Meeting. However, should other matters, of which Durham is not aware a reasonable time before this Solicitation, be brought before the Annual Meeting, the person named as a proxy on the enclosed GREEN proxy card will vote on such matters in their discretion.

Durham has omitted from this proxy statement certain disclosures required by applicable law that are already included in the Company's proxy statement. This disclosure includes, among other things, biographical information on CLST's directors and executive officers, the dollar range of Shares owned by directors of the Company, and information on committees of CLST's Board of Directors. Stockholders should refer to CLST's proxy statement in order to review this disclosure.

See Schedule II of this proxy statement for information regarding persons who beneficially own more than 5% of the Shares and the ownership of the Shares by the management of CLST.

The information concerning CLST contained in this proxy statement and the Schedules attached hereto has been taken from, or is based upon, publicly available information. Although Durham does not have any information that would indicate that any information contained in this proxy statement that has been taken from such documents is inaccurate or incomplete, Durham does not take any responsibility for the accuracy or completeness of such information.

TIMOTHY S. DURHAM
JULY [ ], 2007

SCHEDULE I
Purchases and Sales of Participants in the Common Stock of CLST
During the Past Two Years

Timothy S. Durham:

Date of Transaction	Nature of Transaction	Number of Shares of Common Stock
02/14/2006	Purchase	10,000
02/23/2006	Purchase	20,000
12/19/2006	Purchase	50,000
12/21/2006	Purchase	50,000
05/03/2007	Sale	30,000
05/04/2007	Sale	30,000
05/09/2007	Sale	20,000
05/11/2007	Sale	30,000
05/15/2007	Sale	10,000
05/16/2007	Sale	10,000
05/17/2007	Sale	10,000
05/21/2007	Sale	10,000
05/30/2007	Sale	10,000
05/31/2007	Sale	5,000

Robert A. Kaiser:

Date of Transaction	Nature of Transaction	Number of Shares of Common Stock
03/07/2006	Purchase	150,000
05/02/2006	Sale	12,521
01/23/2007	Purchase	34,821
01/23/2007	Sale	34,821
03/07/2007	Sale	13,225
03/30/2007	Sale	34,511
03/30/2007	Sale	36,450

SCHEDULE II

INFORMATION IN THE FOLLOWING TABLES, EXCEPT WITH RESPECT TO THE PARTICIPANTS, IS DERIVED FROM THE COMPANY'S PROXY STATEMENT FILED WITH
THE SECURITIES AND EXCHANGE COMMISSION ON [                  ], 2007

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS OF CLST

The following table sets forth information with respect to the number of shares of common stock beneficially owned as of [                ], 2007, by each person known by the Company to beneficially own more than 5% of the outstanding shares of common stock.  Unless otherwise noted, the persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class(1)
Michael A. Roth and Brian J. Stark c/o Stark Investments 3600 South Lake Drive St. Francis, Wisconsin 53235	3,262,254(2)	[ ]

Timothy S. Durham,
Patrick J. O’Donnell,
Henri B. Najem, Jr., Anthony P. Schlichte,
David Tornek,
Neil E. Lucas, Terry G. Whitesell, and
Jonathan B. Swain
111 Monument Circle, Suite 4800
Indianapolis, Indiana 46204-2415
	1,882,441(3)	[ ]

Strong Capital Management, Inc. 100 Heritage Reserve Menomonee Falls, Wisconsin 53051	1,114,053(4)	[ ]

Raul Marcelo Claure 2010 NW 84 Avenue Miami, Florida 33122	1,060,000(5)	[ ]

(1)	Based on [ ] shares outstanding as of [ ], 2007.

(2)
Based on a Form 4 filed with the Securities and Exchange Commission (the “SEC”) on January 23, 2007, by Michael A. Roth and Brian J. Stark, filing as joint filers pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended (the “Exchange Act” ).  Mr. Roth and Mr. Stark reported shared voting and dispositive power with respect to all shares owned in an amended Schedule 13G filed on February 14, 2007.

(3)
Timothy S. Durham, Patrick J. O’Donnell, Henri B. Najem, Jr., Anthony P. Schlichte, David Tornek, Neil E. Lucas, Terry G. Whitesell, and Jonathan B. Swain file as joint filers pursuant to Rule 13d-1(k) under the Exchange Act.  Based on an amended Schedule 13D filed with the SEC on June 1, 2007, each individual owner reported sole voting and dispositive power with respect to his individual shares.

(4)	Based on a Schedule 13G filed with the SEC on February 11, 2005, by Strong Capital Management Inc.

(5)	Based on a Schedule 13D filed with the SEC on February 2, 2007.

SECURITY OWNERSHIP OF MANAGEMENT OF CLST

The following table sets forth information with respect to the number of shares of common stock beneficially owned as of [               ,] 2007, by (i) each individual acting as the Company’s Chief Executive Officer, or in a similar capacity, during fiscal 2006, and each of the Company’s four other most highly compensated executive officers who were serving as such on November 30, 2006, based on salary and bonus earned during fiscal 2006 (collectively, the “Named Executive Officers”); (ii) each current director of the Company and (iii) all directors and executive officers of the Company as a group.  Unless otherwise noted, the persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class(1)
Robert A. Kaiser	332,398(2)	[ ]
Michael J. Farrell	58,537	*
Elaine Flud Rodriguez	30,541	*
Raymond L. Durham	29,403	*
Juan Martinez Jr.	10,269	*
Da Hsuan Feng	14,000	*
John L. (“J.L.”) Jackson	49,250	*
Dale V. Kesler	47,450(3)	*
Jere W. Thompson	47,740(4)	*
Sherrian Gunn	9,534	*
Current Directors and Executive Officers as a Group	494,122(5)	[ ]

*Less than 1%.

(1)	Based on [ ] shares outstanding as of [ ], 2007.

(2)	Includes 36,901 shares held in a partnership controlled by Mr. Kaiser and his wife. Includes options exercisable within sixty days (60) to purchase 135,000 Shares.

(3)
Includes 200 shares held jointly with Mr. Kesler’s wife, 1,500 shares subject to options granted under the Directors’ Plan, 32,000 shares subject to options granted under the 1993 Plan and 1,250 shares subject to options granted under the 2003 Plan, all of which options are exercisable within 60 days.

(4)
Includes 1,500 shares subject to options granted under the Directors’ Plan, 32,000 shares subject to options granted under the 1993 Plan and 1,250 shares subject to options granted under the 2003 Plan, all of which options are exercisable within 60 days.

(5)	Includes shares subject to options and shares of common stock held by directors and Named Executive Officers more fully described in footnotes 2 through 4 above.

IMPORTANT
YOUR VOTE IS IMPORTANT, NO MATTER HOW MANY OR HOW FEW SHARES YOU OWN.

If you have already sent a proxy card furnished by CLST's management to CLST, you have every right to change your vote by signing, dating and returning the enclosed GREEN proxy card or by following the instructions for telephone or internet voting detailed thereon. Only your latest dated proxy card counts.

YOU MAY VOTE YOUR SHARES BY TELEPHONE OR INTERNET, AS DESCRIBED IN THE ENCLOSED GREEN PROXY CARD, OR BY SIGNING, DATING AND RETURNING TODAY THE ENCLOSED GREEN PROXY CARD, MARKED FOR THE ELECTION OF DURHAM'S NOMINEES.

o If your Shares are registered in your own name, you may vote your Shares by following the instructions for Internet voting detailed on the enclosed GREEN proxy card, by calling the toll−free number contained therein, or by signing, dating and mailing the enclosed GREEN proxy card in the enclosed return envelope to Durham, c/o Morrow & Co., Inc., in the enclosed postage-paid envelope today.

o If any of your Shares are held in the name of a brokerage firm, bank, bank nominee or other institution on the record date, only it can vote such Shares and only upon receipt of your specific instructions. Accordingly, please provide your broker or bank with voting instructions to vote on your behalf the GREEN proxy card. In addition, if you hold your Shares in a brokerage or bank account, your broker or bank may allow you to provide your voting instructions by telephone or Internet. Please consult the materials you receive from your broker or bank prior to authorizing a proxy by telephone or Internet. Durham urges you to confirm your instructions in writing to the person responsible for your account and to provide a copy of such instructions to Durham, c/o Morrow & Co., Inc., who is assisting in this solicitation, at the address and telephone numbers set forth below, and on the back cover of this proxy statement, so that we may be aware of all instructions and can attempt to ensure that such instructions are followed.

If you have any questions, require assistance in voting your GREEN proxy card, or need additional copies of Durham’s proxy materials, please call
Morrow & Co., Inc. at the phone numbers listed below.

Morrow & Co., Inc.

470 West Avenue
Stamford, CT 06902
(203) 658-9400

Banks and Brokerage Firms, Please Call: (203) 658-9400
Stockholders Call Toll Free: (800) 607-0088

PROXY

CLST HOLDINGS, INC.
601 S. Royal Lane
Coppell, Texas 75019

This Proxy is Solicited on Behalf of Timothy S. Durham, Manoj Rajegowda and Robert A. Kaiser

The undersigned stockholder(s) of CLST Holdings, Inc., a Delaware corporation (the “Company”), hereby appoints Timothy S. Durham, as attorney-in-fact and proxy of the undersigned, with full power of substitution, to represent and to vote all shares of common stock of the Company that the undersigned is entitled to vote at the Annual Meeting of Stockholders to be held at the Hilton Dallas Lincoln Centre, 5410 LBJ Freeway, Dallas, Texas, on Tuesday, July 31, 2007, at 10:00 a.m., Dallas Time, and at any adjournment thereof.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned stockholder.  If no direction is made, this Proxy will be voted FOR each of the nominees listed below.  PLEASE MARK, SIGN, DATE AND RETURN THE PROXY CARD PROMPTLY USING THE ENCLOSED ENVELOPE.

The Board of Directors recommends that the stockholders vote FOR each of the nominees listed below.  Please review carefully the Proxy Statement delivered with this Proxy.

Election of directors:
(i)	Robert A. Kaiser as the Class I director for a term of one year;
(ii)	Manoj Rajegowda as the Class II director for a term of two years;
(iii)	Timothy S. Durham as the Class III director for a term of three years; and in each case, until their successors are elected and qualified.

☐ FOR all nominees listed above	☐ WITHHOLD AUTHORITY
(except as marked to the contrary below)	to vote for all nominees listed above

(Instructions: To withhold authority to vote for any individual nominee, write that nominee’s name in the space provided above.)

The Proxies are authorized to vote, in their discretion, upon such other business as may properly come before the meeting.

Signature
Dated: , 2007

Signature if held jointly

Please sign exactly as name appears below.  When shares are held by joint tenants, both should sign.  When signing as attorney, executor, administrator, trustee or guardian, please give full title as such.  If a corporation, please sign in full corporate name by the President or other authorized officer.  If a partnership, please sign in partnership name by an authorized person.

WE ENCOURAGE YOU TO TAKE ADVANTAGE OF INTERNET OR TELEPHONE VOTING, BOTH ARE AVAILABLE 24 HOURS A DAY, 7 DAYS A WEEK.

INTERNET AND TELEPHONE VOTING IS AVAILABLE THROUGH 11:59PM EASTERN TIME THE DAY PRIOR TO ANNUAL MEETING DAY.

YOUR INTERNET OR TELEPHONE VOTE AUTHORIZES THE NAMED PROXIES TO VOTE YOUR SHARES IN THE SAME MANNER AS IF YOU MARKED, SIGNED AND RETURNED YOUR PROXY CARD.

INTERNET		TELEPHONE
[address]		[number]

Use the Internet to vote your proxy. Have your 11-digit control number listed on the proxy card ready and follow the online instructions.  The 11-digit control number is located in the rectangular box on the right side of your voting instruction form.
	OR	Use any touch-tone telephone to vote your proxy. Have your 11-digit control number listed on the proxy card ready and follow the simple instructions.

If you vote your proxy by internet or by telephone, you do not need to mail back your proxy card.

To vote by mail, mark, sign and date your proxy card and return it in the enclosed postage-paid envelope.